Filed by Fisher Scientific International Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Fisher Scientific International Inc.
Commission File No. 1-10920

Sarah McConnell
Vice President, Assistant General
Counsel and Corporate Secretary
Liberty Lane
Hampton, NH 03842
Tel: 603-929-2373
Fax: 603-929-2703

May 10, 2006
Dear Fisher employee:
The announcement on Monday concerning Fisher Scientific’s merger with Thermo Electron is exciting news. The new company will provide significant benefits to customers, employees and shareholders alike.
However, despite the agreement to merge the two companies, Fisher Scientific and Thermo Electron remain separate independent companies that must operate in their own respective best interest until the merger is closed. Therefore, it must be business as usual. Anti-trust laws and other regulations demand that Fisher employees and Thermo employees recognize this independence and avoid communication and collaboration between the companies before the merger closes. Communications between the two companies should be limited to the ordinary course consistent with our existing business relationships. Communications regarding business plans, customer information, pricing and other sensitive information must be avoided except as described in the preceding sentence as it relates to our existing relationship. The exchange of information regarding other business-sensitive information can only take place in connection with legitimate transition planning activities and with pre-approval of the Legal Department.
In addition, as a result of the announced transaction, certain U.S. securities law reporting obligations will apply to written communications concerning the transaction. To ensure that Fisher complies with its reporting obligations on a timely basis, all internal and external written communications concerning the merger will be developed and distributed by the Corporate Communications office in Hampton. Please do not develop materials separate and apart from these materials.
We all must focus our efforts, as we have in the past, on serving our customers and executing our strategic plan. If you have any questions concerning this request, please contact me at
603-929-2373.
Sincerely,

Forward-Looking Statements
This communication, and other statements that Fisher Scientific or Thermo Electron may make, may contain forward-looking statements, which involve a number of risks and uncertainties. Thermo Electron and Fisher Scientific caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Thermo Electron and Fisher Scientific, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Thermo Electron’s and Fisher Scientific’s filings with the SEC, including their respective Quarterly Reports on Form 10-Q for the first quarter of 2006. These include risks and uncertainties relating to: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers’ capital spending policies and government funding policies; realization of potential future savings from new productivity initiatives; dependence on customers that operate in cyclical industries; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; exposure to product liability claims in excess of insurance coverage; and the effect of exchange rate fluctuations on international operations. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information About this Transaction
In connection with the proposed merger, Thermo Electron will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Thermo Electron and Fisher Scientific that also constitutes a prospectus of Thermo Electron. Thermo Electron and Fisher Scientific will mail the joint proxy statement/prospectus to their respective stockholders. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Thermo Electron and Fisher Scientific with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Thermo Electron’s website at http://www.thermo.com under the heading “About Thermo” and then under the heading “Investors” or by accessing Fisher Scientific’s website at http://www.fisherscientific.com under the tab “Investor Info.”
Participants in the Solicitation
Thermo Electron, Fisher Scientific and their respective directors and executive officers may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Thermo Electron’s executive officers and directors in Thermo Electron’s definitive proxy statement filed with the SEC on April 11, 2006. You can find information about Fisher Scientific’s executive officers and directors in their definitive proxy statement filed with the SEC on April 6, 2006. You can obtain free copies of these documents from the Thermo Electron or Fisher Scientific using the contact information above.